FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

FOR IMMEDIATE RELEASE

 Compañía de Minas Buenaventura Announces
Third Quarter 2007 Results

Lima, Peru, October 26, 2007 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today its results for the third quarter of 2007. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

“This quarter net income was US$99.9 million, or US$0.79 per ADS, which represents an increase of 23% when compared to 3Q06, while total EBITDA reached US$240.3 million, 31% higher than 3Q06, due to a strong contribution from Buenaventura’s direct operations.

In this regard, operating income in 3Q07 was US$88.8 million, 35% higher than the US$66.0 million obtained in 3Q06, while EBITDA from Buenaventura’s direct operations totaled US$108.9 million, 62% higher than the figure achieved in 3Q06”.

Financial Highlights (in millions of US$, except EPS figures):

	3Q07	3Q06	Var%	9M07	9M06	Var%
Total Revenues	195.8	144.8	35%	548.2	445.8	23%
Operating Income	88.8	66.0	35%	260.9	208.6	25%
EBITDA (BVN Direct Operations)	108.9	67.3	62%	305.7	220.1	39%
EBITDA (including Yanacocha and Cerro Verde)	240.3	183.0	31%	640.4	651.3	-2%
Net Income	99.9	81.2	23%	151.0	347.5	-57%
EPS	0.79	0.64	23%	1.19	2.73	-57%

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

In 3Q07, net sales were US$188.2 million, a 54% increase when compared to the US$122.3 million reported in 3Q06 mainly due to higher volumes of lead and zinc sold, as well as an increase in the realized prices of all metals, especially gold, which was partially hedged in 2006, and lead. This was partially offset by a decrease in the volume of gold sold due to a higher gold stock of 12,272 ounces as of September 30, 2007, in addition to the lower silver production at Colquijirca.

Royalty income during 3Q07 totaled US$7.6 million, a 32% decrease when compared to the US$11.1 million reported in 3Q06. This was due to lower sales at Yanacocha.

Operating Highlights	3Q07	3Q06	Var%	9M07	9M06	Var%
Net Sales (in millions of US$)	188.2	122.3	54%	520.5	368.8	41%
Average Realized Price Gold (US$/oz)*	692	542	28%	652	536	21%
Average Realized Price Silver (US$/oz)	12.62	11.50	10%	13.00	11.50	13%
Average Realized Price Lead (US$/MT)	3,153	1,159	172%	2,679	1,116	140%
Average Realized Price Zinc (US$/MT)	3,153	3,333	-5%	3,477	3,007	16%
(*) Including Yanacocha

Sales Content
	3Q07	3Q06	Var%	9M07	9M06	Var%
Gold (in oz) Direct Operations	92,969	98,908	-6%	292,889	316,542	-7%
Gold (in oz) including Yanacocha	250,070	351,320	-29%	784,695	1,247,745	-37%
Silver (in oz)	4,494,822	4,668,163	-4%	12,323,505	13,110,581	-6%
Lead (in MT)	10,720	7,646	40%	30,861	22,865	35%
Zinc (in MT)	19,755	13,707	44%	55,057	40,931	35%

Net sales for the nine-month period 2007 were US$520.5 million, a 41% increase compared to the same period of 2006 (US$368.8 million), and royalty income was US$22.3 million, a 48% decrease when compared to US$39.2 million in 2006.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

Buenaventura’s equity production1 during 3Q07 was 102,982 ounces of gold, 3% higher than the 99,681 ounces reported in 3Q06; and 3,936,760 ounces of silver, a 1% increase when compared to the 3,888,349 ounces reported in 3Q06.

Equity production1 for the accumulated nine-month period was 295,034 ounces of gold and 10,541,795 ounces of silver. This represented a decrease of 3% in gold production (304,250 ounces in 2006), and a 5% decrease in silver production compared to 2006 (11,060,240 ounces).

Equity Production [1]
	3Q07	3Q06	Var%	9M07	9M06	Var%
Gold (oz)	102,982	99,681	3%	295,034	304,250	-3%
Gold inc. Yanacocha (oz)	265,862	363,824	-27%	772,525	1,245,417	-38%
Silver (oz)	3,936,760	3,888,349	1%	10,541,795	11,060,240	-5%
Lead ( MT)	5,909	4,387	35%	16,562	13,773	20%
Zinc ( MT)	10,967	5,568	97%	28,409	19,913	43%
Copper (MT)*	14,406	4,533	218%	35,806	13,105	173%
(*) Including Cerro Verde

At Orcopampa (100%), total gold production in 3Q07 was 69,983 ounces, a 12% increase when compared to the 62,540 ounces reported in 3Q06 (Appendix 2) due to an increase in ore grade from 0.55 Oz/ST in 3Q06 to 0.60 Oz/ST in 3Q07. Accumulated gold production was 198,789 ounces, a 6% increase when compared to 2006 (188,267 ounces).

Cash operating cost during 3Q07 was US$167/oz, 10% higher when compared to 3Q06 (US$153/oz). This was best explained by higher exploration expenses due to an increase in diamond drilling labor, the impact of the Nuevo Sol appreciation on labor expenses, as well as higher supply prices.

Total royalties paid to the government at Orcopampa in 3Q07 were US$1.4 million.

Poracota, whose permits to begin production were recently obtained, produced 4,830 ounces of gold within a pilot production program during the quarter. Regular production will begin in January 2008.

At Uchucchacua (100%), total silver production during 3Q07 was 2,685,812 ounces a 2% increase when compared to 3Q06 (2,628,593 ounces). Total zinc production increased 84% from 1,204 MT in 3Q06 to 2,210 MT in 3Q07 due to higher zinc grade ore from lower levels of the mine. Accumulated silver production was 6,860,183 ounces, a 5% decrease when compared to 2006 (7,233,823 ounces), while zinc production increased 26% from 3,661 MT in the same period of 2006, to 4,623 MT in 2007.

Cash operating cost in 3Q07 decreased 4% from $4.45/oz in 3Q06 to US$4.29/oz. This was best explained by increased production as a result of higher silver recoveries, and an increase in by-product contribution.

Total royalties paid to the government at Uchucchacua in 3Q07 were US$1.2 million.

1 Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

At Antapite (100%), total production in 3Q07 was 16,486 ounces of gold, a decrease of 37% when compared to 3Q06 (26,141 ounces), mainly due to a 36% decrease in gold grade from 0.60 Oz/ST to 0.38 Oz/ST. Accumulated gold production was 53,544 ounces, a 32% decrease when compared to 2006 (78,925 oz).

Gold cash operating cost in 3Q07 was US$431/Oz, a 70% increase when compared to US$253/Oz in 3Q06. This increase was explained by lower production due to the decrease in gold grade, as well as an increase in exploration expenses.

Total royalties paid to the government at Antapite in 3Q07 were US$0.3 million.

At Colquijirca (El Brocal) (34.29%), total zinc production for 3Q07 was 23,318 MT, a 54% increase when compared to the 15,129 MT reported in 3Q06 due to a 43% increase in ore mined. Total silver production during 3Q07 was 1,938,095 ounces, a 25% decrease when compared to the 2,599,118 ounces reported in 3Q06 due to normal silver grade production (5.78 oz/MT in 3Q07 compared to 8.02 oz/MT in 3Q06, higher than the average silver grade of the reserves).

Accumulated zinc production for the nine-month period of 2007 was 62,684 MT, a 34% increase when compared to the same period of 2006 (46,794 MT). In the case of silver, total production decreased 27% from 7,224,584 ounces in 2006 to 5,301,821 ounces in 2007.

Zinc cash operating cost for 3Q07 was a negative US$7 per MT due to an increase in the contribution of lead as a by-product.

Total royalties paid to the government at Colquijirca in 3Q07 were US$2.3 million.

General and administrative expenses for 3Q07 were US$13.7 million, a 63% increase compared to the US$8.4 million reported in 3Q06 due to a non-cash US$7.2 million provision for the Long-Term Compensation provision. General and administrative expenses for the accumulated period were US$35.3 million, a 38% increase when compared to the US$25.6 million reported in the same period of 2006.

Exploration costs at non-operational mining sites during 3Q07 were US$10.9 million, a 27% increase compared to the US$8.6 million reported in 3Q06. The main efforts were focused at the Marcapunta (US$1.8 million), Breapampa (US$1.2 million), El Milagro (US$1.5 million), Trapiche (US$0.7 million), Mallay (US$1.7 million) and Argentina (US$0.5 million) projects. Exploration costs at non-operating mining sites during the first nine-month period 2007 were US$31.3 million (26% at Colquijirca and Marcapunta), a 29% increase when compared to the same period of 2006 (US$24.3 million).

Operating income in 3Q07 was US$88.8 million, a 35% increase compared to the US$66.0 million reported in 3Q06. This result was mainly due to the US$51.0 million increase in operating revenues, despite the US$17.1 million increase in operating costs, US$11.0 million the operating expenses.

For the nine-month period 2007, operating income was US$260.9 million, a 25% increase when compared to the US$208.6 million reported in 2006.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

During 3Q07, Buenaventura’s income from non-consolidated affiliates was US$67.8 million, an increase of 4% when compared to the US$65.0 million reported in 3Q06. This increase is explained by an 121% increase in contributions from Cerro Verde (US$50.1 million in 3Q07 versus US$22.6 million in 3Q06), which offset the 60% decrease in Yanacocha’s contribution (US$16.7 million in 3Q07 versus US$41.7 million in 3Q06). Accumulated 2007 income from non-consolidated affiliates totaled US$171.6 million, a 36% decrease compared to the US$268.4 million reported in 2006.

YANACOCHA
At Yanacocha (43.65%), 3Q07 gold production was 373,150 ounces of gold, a decrease of 38% when compared to 3Q06 (605,139 ounces). Gold production for the nine-month 2007 period was, as planned, 1,093,910 ounces, a decrease of 49% compared to the 2,156,168 ounces reported in the comparable period of 2006. The Company estimates full-year production of approximately 1.6 million ounces.

Cash cost at Yanacocha during 3Q07 was US$369/oz, which represented a 70% increase from the US$217/oz reported in 3Q06. This is explained by the decrease in gold production and the higher proportion of waste and tons mined. For 2007, the Company estimates an average cash cost of US$340-US$360/oz.

Net income at Yanacocha during 3Q07 was US$39.5 million, a 59% decrease when compared to the 3Q06 figure (US$96.9 million). Accumulated net income for 2007 was US$123.5 million, 74% lower than the same period of 2006 (US$467.4 million).

During 3Q07, EBITDA totaled US$100.8 million, a decrease of 50% compared to 3Q06 (US$200.5 million). This decrease was due to the 38% decrease in volume of gold sold despite higher realized gold prices, which increased from US$619/oz in 3Q06 to US$682/oz in 3Q07. Accumulated 2007 EBITDA was US$300.8 million, a decrease of 63% when compared to the US$816.6 million reported in 2006.

CAPEX for 3Q07 was US$88.8 million, a 60% increase when compared to the US$55.6 reported in 3Q06, mainly devoted to the construction of the Gold Mill project to be completed by year-end.

CERRO VERDE
At Cerro Verde (18.50%), 3Q07 copper production was 77,636 MT, a 217% increase compared to 3Q06 (24,501 MT). This increase is explained by the impact of the new primary sulfide processing plant, which operated at full capacity during the quarter. Copper production for the accumulated 2007 period totaled 193,004 MT, 172% higher than the figured reported in the same period of 2006 (70,840 MT).

During 3Q07, net income was US$264.2 million, a 111% increase compared to 3Q06 (US$125.1 million), best explained by higher sales, which increased 221% from US$187.4 million in 3Q06 to US$601.1 million in 3Q07 as a result of the aforementioned increase in production.

Accumulated 2007 net income was US$639.7 million, an 87% increase compared to the US$342.7 million reported in the same period of 2006. Accumulated net sales for 2007 were US$1,371.8 million, an increase of 182% compared to 2006 (US$486.6 million).

CAPEX in 3Q07 totaled US$12.4 million.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

This quarter, Buenaventura’s net income was US$99.9 million, representing US$0.79 per ADS, a 23% increase when compared to the US$81.2 million reported (US$0.64 per ADS) in 3Q06. This increase was explained by the higher contribution from Buenaventura’s direct operations, in addition to contributions from Cerro Verde (US$50.1 million in 3Q07 versus US$22.6 million in 3Q06), which completely offset the decreased contribution from Yanacocha (US$16.7 million in 3Q07 versus US$41.7 million in 3Q06).

Net income for the nine-month period 2007 was US$151.0 million (US$1.19 per ADS), a decrease of 57% when compared to the US$347.5 million (US$2.7 per ADS) reported in the same period of 2006 due to the effect of the un-winding of the Company’s hedging position reported during the first half of the year.

The total hedge book mark-to-market value as of September 30, 2007 was a negative (US$380.6 million), compared to a negative (US$305.0 million) as of June 30, 2007.

UCHUCCHACUA

The deepening of the Carmen and Socorro mines include:

Carmen Mine: The construction of ramp 760 was completed in September as scheduled. The deepening of the Master Shaft is currently 98% complete and is expected to be completed by December 2007. The development at level 3990, which involves drifting 2,394 meters, is 22% complete and is expected to completed by August 2008.

Socorro Mine: The construction of ramp 626 is currently 61% complete, and is expected to be finished by 1Q08. The expansion of the project includes the development at level 3990 by drifting 1,350 meters, which began during 3Q07, as well as a 150 meter deepening of the Luz Shaft, scheduled to begin in April 2008.

During 2007, total investment was US$2.6 million (accumulated US$5.7 million) of a budgeted US$10.3 million.

ORCOPAMPA

The deepening of the Master Shaft (located in the Nazareno mine) from level 3390 to level 3290 was completed. As the mineralization continues at lower levels of the mine, the deepening shaft will continue until level 3230. Total investment for this project as of September 30, 2007 was US$7.4 million.

The sinking of the Prometida Shaft from level 3590 to level 3290 is 50% complete.

The expansion of tailing dam Number 4, to increase capacity to 1.3 million DST, is currently 95% complete. To date, investment has totaled US$5.4 million. Total estimated investment for this project is $5.8 million to be completed in 4Q07.

The construction of the project to retreat tailings from the older Tailing Dam Number 3 started in September 2007. Completion is expected by 2Q08. This will allow the recovery of approximately 53,000 gold ounces and 190,000 silver ounces in two years, with an estimated investment of US$5.7 million.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

At the Board of Director’s meeting, held October 26, 2007, the Board passed the following resolution:

Declaration of a cash dividend of US$0.18 per share or ADS, to be paid in U.S. dollars on November 29, 2007 to shareholders of record as of November 15, 2007. The ex-dividend date is November 13, 2007.

* * *

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates six mines in Peru and also has controlling interests in two mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Sociedad Minera Cerro Verde	18.50	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-
*Consolidates

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

APPENDIX 2

Total Gold Commitments Physical Gold Delivery As of October 26, 2007

		2007	2008	2009	2010	2011	2012	Total
285	Ounces $/oz	—	—	—	273,000 289.76	300,000 285.00	349,000 357.91	922,000 314.01
350	Ounces $/oz	—	—	—	273,000 348.35	300,000 347.75	349,000 363.58	922,000 353.92
451	Ounces $/oz	—	—	—	273,000 390.25	300,000 403.40	349,000 369.16	922,000 386.55

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

APPENDIX 3

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	121,699	117,510	3.6%	45,239	45,184	0.1%	357,430	349,690	2.2%	133,806	134,503	-0.5%
Ore Grade OZ/ST	0.60	0.55	8.7%	0.38	0.60	-36.3%	0.58	0.56	3.6%	0.37	0.61	-40.0%
Recovery Rate %	95.1%	96.3%		95.6%	96.8%		95.7%	95.9%		95.1%	96.6%
Ounces Produced	69,983	62,540	11.9%	16,486	26,141	-36.9%	198,788	188,269	5.6%	53,544	78,925	-32.2%

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	230,507	206,850	11.4%	560,341	392,735	42.7%	644,196	591,997	8.8%	2,082,355	1,153,441	80.5%
Ore Grade OZ/ST	16.50	16.80	-1.8%	5.24	8.30	-36.9%	15.80	16.53	-4.4%	4.81	8.07	-40.4%
Recovery Rate %	70.5%	75.5%		66.2%	79.8%		67.3%	73.9%		74.7%	77.7%
Ounces Produced	2,685,812	2,628,593	2.2%	1,938,095	2,599,118	-25.4%	6,860,183	7,233,823	-5.2%	5,301,821	7,224,58	-26.6%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	230,507	206,850	11.4%	560,341	392,735	42.7%	644,196	591,997	8.8%	2,082,355	1,153,441	80.5%
Ore Grade %	1.99%	1.19%	67.2%	5.89%	5.66%	4.1%	1.62%	1.23%	31.7%	5.75%	5.96%	-3.5%
Recovery Rate %	57.2%	53.9%		78.1%	75.0%		62.9%	55.2%		76.3%	75.0%
ST Produced	2,436	1,327	83.6%	25,703	16,676	54.1%	5,096	4,035	26.3%	69,097	51,581	34.0%

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2006 and as of September, 30 2007

	2006	2007
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	239,533	212,583
Certificates)	63,210	-
Available-for-sale financial assets	56,549	-
Trade accounts receivable	77,422	93,267
Other accounts receivable, net	4,481	6,391
Accounts receivable from affiliates	11,714	9,584
Inventories, net	30,621	34,035
Current portion of prepaid taxes and expenses	7,961	8,245
Total current assets	491,491	364,105
Long - term other accounts receivable	1,524	1,509
Prepaid taxes and expenses	10,501	5,101
Investments in shares	839,129	992,680
Mining rights and property, plant and equipment, net	215,643	243,196
Mine development costs, net	64,753	79,796
Deferred income tax and workers’ profit sharing asset, net	111,447	176,230
Other assets, net	1,283	1,388
Total assets	1,735,771	1,864,005

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	10,000	20,237
Trade accounts payable	28,539	24,374
Income tax payable	34,485	27,415
Other current liabilities	59,779	76,851
Current portion of long - term debt	491	11,580
Derivative financial instruments	-	2,077
Deferred income from sale of future production	43,032	-
Total current liabilities	176,326	162,534

Other long term liabilities	64,651	65,846
Long term debt	115	73,125
Deferred income from sale of future production	194,173	102,008
Total liabilities	435,265	403,513

Shareholders’ equity net

Capital stock, net of treasury shares of US$14,474,000	173,930	173,930
Investments shares, net of treasury shares of US$37,000	473	473
Additional capital	177,713	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	852,148	959,780
Cumulative translation loss	(34,075)	(34,075)
Unrealized loss in derivative financial instruments	-	(615)
Cumulative unrealized gains on investments carried at fair value	932	135
	1,209,069	1,315,289
Minority interest	91,437	145,203
Total shareholders’ equity, net	1,300,506	1,460,492

Total liabilities and shareholders’ equity, net	1,735,771	1,864,005

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and nine month period ended September, 30 2006 and September 30, 2007

	For the three month period ended September, 30		For the nine month period ended September, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	122,269	188,217	368,768	520,476
Royalties income	11,145	7,599	39,226	22,326
Realized income from sales of future production	11,408	-	37,800	5,393
Total revenues	144,822	195,816	445,794	548,195

Costs of operation
Operating costs	33,222	48,776	108,401	130,832
Exploration and development costs in operational mining sites	14,176	13,219	38,498	36,765
Depreciation and amortization	6,690	9,245	20,003	25,546
Total costs of operation	54,088	71,240	166,902	193,143
Gross margin	90,734	124,576	278,892	355,052

Operating expenses
General and administrative	8,431	13,725	25,558	35,280
Exploration cost in non-operational mining sites	8,592	10,942	24,256	31,324
Royalties	6,293	8,954	16,225	22,123
Selling	1,443	2,162	4,287	5,426
Total operating expenses	24,759	35,783	70,326	94,153
Operating income	65,975	88,793	208,566	260,899

Other income (expenses), net
Share in affiliated companies	65,031	67,758	268,424	171,562
Interest income	2,038	2,443	3,654	7,582
Gain (loss) from changes in the market value of gold certificates	(1,760)	-	(8,602)	5,126
Net loss from releasing fix prices in commercial contracts	-	-	-	(185,922)
Interest expense	(1,050)	(3,083)	(2,723)	(6,878)
Exchange difference gain (loss)	(494)	2,181	(290)	2,124
Loss from changes in the fair value of derivative instruments	(90)	-	(13,268)	-
Other, net	(9,642)	(2,252)	(10,127)	(5,716)
Total other income(expenses), net	54,033	67,047	237,068	(12,122)

Income before workers’ profit sharing, income tax
and minority interest	120,008	155,840	445,634	248,777

Workers’ profit sharing	(3,888)	(6,183)	(7,454)	(4,173)
Income tax	(16,972)	(23,545)	(37,761)	(21,208)

Net income	99,148	126,112	400,419	223,396

Net income attributable to Minority interests	(17,957)	(26,221)	(52,889)	-72,371

Net income attributable to Buenaventura	81,191	99,891	347,530	151,025

Basic and diluted earnings per share, of Compañía de
Minas Buenaventura S.A.A., stated in U.S. dollars.	0.64	0.79	2.73	1.19

Weighted average number of shares outstanding	127,221,164	127,221,164	127,221,164	127,221,164

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and nine month period ended September, 30 2006 and September 30, 2007

	For the three month period ended September, 30		For the nine month period ended September, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Collections from costumers	119,946	158,391	352,306	504,631
Settlement of Gold Certificates	-	-	-	135,189
Collection of dividends	130,950	-	209,520	21,825
Collection of royalties	15,746	6,298	44,639	24,147
Recoveration of value added tax receivable	2,474	6,123	11,864	13,068
Collection of interest	1,930	2,438	3,363	8,107
Recoveration of pay in advance of income tax	-	3,629	-	3,629
Payments of releasing fix prices in commercial contracts	-	-	-	(315,726)
Payments to suppliers and third parties	(36,719)	(49,833)	(115,800)	(149,545)
Payments of income tax	(14,015)	(16,675)	(39,851)	(72,308)
Acquisition of Gold Certificates	-	-	(68,072)	(66,853)
Payments to employees	(12,812)	(14,986)	(44,546)	(58,560)
Payments of exploration expenditures	(17,278)	(20,752)	(48,162)	(57,466)
Payment of royalties	(5,700)	(6,705)	(16,369)	(22,496)
Payments of interest	(768)	(1,896)	(1,699)	(3,760)
Net cash provided by (used in) operating activities	183,754	66,032	287,193	(36,118)

Investing activities
Settlement (acquisition) of short term financial investments	(51,839)	-	(52,839)	55,714
Proceeds from sale of plant and equipment	73	107	187	618
Decrease (increase) on time deposits	-	8,067	(10,000)	(37,565)
Purchase of property, plant and equipment	(18,025)	(11,520)	(33,931)	(31,693)
Development cost expenditures	(6,871)	(9,238)	(15,741)	(25,304)
Payment by adjustment of price of investments in shares	-	-	-	(19,923)
Payments by purchase of investments in shares	(17,158)	(366)	(20,136)	(366)
Payments from derivative instruments settled, net	(1,062)	-	(4,652)	-
Net cash used in investing activities	(94,882)	(12,950)	(137,112)	(58,519)

Financing activities
Increase of long-term debt	-	-	-	75,000
Increase of bank loans	-	10,237	13,500	55,237
Payments of dividends	-	-	(27,997)	(47,071)
Payments of bank loans	(3,500)	(35,000)	(6,145)	(35,000)
Payments of dividends for minority interest shareholders	(4,160)	(1,986)	(12,020)	(17,143)
Payments of long-term debt	(164)	(585)	(103)	(901)
Net cash provided by (used in) financing activities	(7,824)	(27,334)	(32,765)	30,122

Net increase (decrease) in cash during the period	81,048	25,748	117,316	(64,515)
Cash at beginning of period	133,119	86,337	96,851	176,600

Cash at period end	214,167	112,085	214,167	112,085

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2007 Results

	For the three month period ended September, 30		For the nine month period ended September, 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to net cash provided by
operating activities

Net income attributable to equity holders of the parent	81,191	99,891	347,530	151,025
Add (deduct)
Minority interest	17,957	26,221	52,889	72,371
Depreciation and amortization	7,092	9,718	21,085	26,885
Long term officers’ compensation *	1,363	7,212	3,271	13,304
Amortization of development costs	4,230	3,180	11,691	9,981
Accrual for mining closing costs	375	1,029	1,239	2,960
Net cost of retired plant and equipment	515	252	729	845
Share in affiliated companies, net of dividends	65,919	(67,758)	(58,904)	(149,737)
Income from releasing fix prices in commercial contracts	-	-	-	(129,804)
Loss (gain) for deferred income tax and workers’ profit sharing expenses	(100)	(2,199)	(19,701)	(64,783)
Realized income from sale of future production	(11,408)	-	(37,800)	(5,393)
Exchange differences loss (gain), net	494	(2,181)	290	(2,124)
Loss from changes in the fair value of derivative instruments	90	-	13,268	-
Loss from changes in the fair value of Gold Certificates	1,760	-	8,602	-
Adjustment in liability related to mining closing costs	8,049	-	8,049	-
Other	-	767	-	268

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets
Financial assets at fair value through profit or
loss (Gold Certificates)	-	-	(68,072)	63,210
Trade accounts receivable	(2,323)	(29,826)	(16,462)	(15,845)
Other accounts receivable	(297)	760	2,198	(1,895)
Accounts receivable from affiliates	4,762	(1,247)	3,439	2,130
Inventories	(2,253)	(2,800)	(2,603)	(2,901)
Prepaid taxes and expenses	1,478	4,145	(1,631)	5,116

Increase (decrease) of operating liabilities
Trade account payable	(834)	748	4,781	(4,165)
Income tax	2,463	5,757	12,319	(7,070)
Other liabilities	3,231	12,363	986	(496)

Net cash provided by (used in) operating activities	183,754	66,032	287,193	(36,118)

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 26, 2007